02060754

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME CML Microsystems plc

*CURRENT ADDRESS Oval Park - Hatfield Road
Langford - Maldon
Essex CM9 6WG
United Kingdom

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3176 FISCAL YEAR 3/31/02

* *Complete for initial submissions only* ** *Please note name and address changes*

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DATE : 12/20/02

REPORT AND ACCOUNTS
2002

CML
Microsystems
Plc

CML Microsystems Plc

REPORT AND ACCOUNTS
2002

REPORT AND ACCOUNTS
2002
REPORT AND ACCOUNTS
2002
REPORT AND ACCOUNTS
2002
REPORT AND ACCOUNTS
2002
REPORT AND ACCOUNTS
2002

Contents

The Year AT A GLANCE

	2002 £'000	restated 2001 £'000
Turnover	16,247	21,719
Profit before tax	2,101	5,324
Shareholders' Net Assets	20,656	20,382
Earnings per Share	12.51p	26.28p
Dividend per Share	10.5p	10.5p

Summary OF OPERATIONS

CML Microsystems Plc was founded in 1968. In February 1984 its shares were admitted to the Unlisted Securities Market and in July 1996 its shares were admitted to the Official List of the London Stock Exchange.

The Group currently consists of five trading subsidiaries: CML Microcircuits (UK) Limited, CML Microcircuits (USA) Inc., CML Microcircuits (Singapore) Pte Ltd and Integrated Micro Systems Limited, who form the semiconductor division which designs, manufactures and sells monolithic and other miniature electronic devices used in communication systems and Radio Data Technology Limited who design and produce data-communication equipment.

The Group's trading operations are located at Maldon, Witham and Rochester in the UK, Winston-Salem, North Carolina in the USA and in Singapore.

1 Turnover


£20,611,417
£20,617,455
£19,751,447
£21,719,181
£16,246,990
1998
1999
2000
2001
2002

2 Profit before tax


£2,523,562
£1,328,840
£2,135,655
£5,324,383
£2,100,977
1998
1999
2000
2001
2002

Five Year SUMMARY

3 Basic Earnings per Share


10.99p
4.96p
10.73p
26.28p
12.51p
1998
1999
2000
2001
2002

4 Shareholders' Net Assets per Share


113.77p
119.65p
122.11p
139.50p
141.31p
1998
1999
2000
2001
2002

Directors AND ADVISORS

George William Gurry
Aged 70, is Group Executive Chairman. He is a founder of the Company.

Nigel Graham Clark
Aged 48, joined the Group in August 1980. He was appointed Company Secretary in December 1983 and Financial Director in December 1985.

George James Bates
Aged 55, joined the Group in November 1971. He was appointed a director in May 1994.

Christopher Arthur Gurry
Aged 38, joined the Group in 1994. He was appointed to the board in April 2000 as Business Development Director.

Ronald Jacob Shashoua
Aged 68, joined the Group as a Non-Executive Director in June 1996. Formerly of Casson Beckman, Chartered Accountants, Mr Shashoua was a corporate finance specialist partner and also held a number of management positions within the partnership, including Chief Executive.

Registered Office
Oval Park
Langford
Maldon
Essex CM9 6WG

Registrars and Transfer Office
Lloyds TSB Registrars
The Causeway
Worthing
West Sussex BN99 6DA

ADR Depositary
The Bank of New York
ADR Division 22nd Floor
101 Barclay Street
New York NY 10286 USA

Auditors
Baker Tilly
Chartered Accountants
2 Bloomsbury Street
London WC1B 3ST

Stockbrokers
Beeson Gregory Limited
The Registry
Royal Mint Court
London EC3N 4EY

Financial Public Relations
Binns & Co Public Relations Ltd.
16 St Helen's Place,
London,
EC3A 6DF

Solicitors
Kidd Rapinet
14 & 15 Craven Street
London WC2N 5AD

Womble Carlyle Sandridge & Rice
200 West Second Street
Winston-Salem
North Carolina
USA

Bankers
Barclays Bank Plc
9 High Street
Colchester
Essex CO1 1DD

Although these results bear the impact of the severe progressive and widespread downturn that took place across the group's principal trading markets during the year, and which had its greatest effect on the performance of the group during its second half, I am pleased to say that the final figures represent a rather better overall outcome than either the group or reportedly the investment market had been expecting.

The continuing decline experienced with product shipments into the last quarter, which was announced through the London Stock Exchange in late February, was not evident in the case of shipments during the final month, which was helpful towards reducing the operational loss that the group had as an internal forecast for the second half. The halt in the month on month fall in shipments seen by the closing month is not construed as indicative of a general market upturn.

For the full trading year ending 31st March 2002, the group's product sales show a £5.472m fall to £16.247m, which is 25.2% down against the sales recorded for the previous year (2001: £21.719m). This shortfall resulted mostly from the very sharp drop in product shipments seen in the second half, when sales billings were down by over £3m against the sales figure recorded for the opening half.

As a consequence of this shortfall in sales, the group's operating profit is down by 66.6% to £1.588m (2001: £4.758m), and an operating loss of approximately £0.51m was incurred for the second half.

With net interest earnings falling by 9.4% to £513k (2001: £566k), the result mainly of the general decrease in key interest rates taking place through the year, the group posted a pre-tax profit outcome of just £2.101m, a 60.54% reduction against the pre-tax figure reported for the year earlier (2001: £5.324m).

On a happier note, the group has continued to benefit from the recent R&D Tax Credit legislation, as befits its very positive investment stance towards this area, and the tax charge of approximately £283k represents a 13.48% tax rate for the year.

Basic earnings per share show an expected fall on the back of the reduced trading results, although the extent of the drop is alleviated somewhat by the lower tax rate that the group's business profile attracts.

At 12.51p per ordinary share, this EPS figure is 52.40% down against the figure for the year previous (2001: 26.28p per share), with the small number of new shares issued in the year having no material effect in this outcome.

The group's net cash reserves amounted to £11.77m at the year-end, up from the £10.9m reported at the previous year close, corresponding to a cash equivalent of 80.54p per ordinary share (2001: 74.65p per share). Overall net assets per share also grew slightly to stand at 141.31p per share.

Your Directors do not conceal their disappointment that these results include earnings that are so significantly down against the expectations for further improvement that they had held at an earlier point. They nevertheless recognise the role that the quite exceptional recent conditions in the group's market places have performed in arriving at this outcome, and they believe that effective steps are being taken to manage the securing of group opportunities in these circumstances.

Chairman's STATEMENT

Your Directors are confident that your Company has the financial and operational strengths sufficient to achieve its planned return to growth, and they believe that the current results can be appropriately accompanied by the payment of a "same again" dividend. Your Directors are therefore recommending the payment of a dividend of 10.5p per ordinary share (2001: 10.5p per share), which will be payable, if approved, on 2nd August 2002 to all shareholders registered as on 5th July 2002.

It would be difficult to exaggerate the completeness of the collapse taking place across the group's markets over the year. Lower sales were recorded for each and every principal market territory, with sales into the Americas down by more than one half compared with the year previous, and a fall was similarly experienced in total product sales into each of the three principal semiconductor product markets.

Steps were taken during the year to improve the integration of communications and marketing operations in the main semiconductor businesses, and measures aimed to increase the efficiency of other activities were also put in place. Further steps included changes of name for the main UK and US based operating companies, thereby presenting a single unified "CML" semiconductor business identity throughout all of the group's market territories. Details of these name changes are given under Note 12 of this Report.

As you would expect, the difficulties in the marketplace did not deflect the group from continuing its strong investment in its rolling product development programme, with spending maintained at a similar level to that in the previous year, and a steady number of products were either announced, released or had reached the final stages of market release.

As I have reported, group shipments in the closing month of March were somewhat higher than had been expected and I can add that month on month bookings have continued to show improvement into the opening months of the current year. Nevertheless, I note that "market" personnel – across customers and suppliers alike – continue to have a nervous and very cautious view of the markets, and it remains difficult to uncover clear grounds to feel confident that a general upturn is imminent.

That said, I have every confidence that your Company will respond effectively to both the problems and the opportunities of this current year, and I do look forward to reporting to you at the halfway point.

I cannot close without drawing your attention to the vital contribution made towards the success and strength of your Company by the group's employees worldwide. On your behalf, and on behalf of your Directors, I extend our sincere thanks for their loyal support and effort throughout the year.

G W Gurry

Chairman 11th June 2002

Report OF THE DIRECTORS

The directors submit their Report and Group financial statements for the year ended 31st March 2002.

Statement of Directors' Responsibilities in respect of the Financial Statements

Company law requires the directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and of the Group and of the profit or loss of the Group for that period. In preparing the financial statements, the directors are required to:

a) select suitable accounting policies and apply them consistently;
b) make estimates and judgements which are reasonable and prudent;
c) state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements;
d) prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Group will continue in business.

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company and of the Group and to enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Principal Activities

The Group designs, manufactures and markets a range of electronic products for use in the communications industries.

Business Review and Future Developments

Business review details and an indication of likely future developments are contained in the Chairman's Statement on page 4.

Results

The results for the year are set out in the Group profit and loss account on page 10. The Group's pre-tax profits were £2,100,977 (2001 - £5,324,383) and profits attributable to Ordinary shareholders were £1,829,045 (2001 - £3,800,237).

Dividends

The directors propose a dividend of £1,535,313 for the year (2001 - £1,534,054) payable on 2nd August 2002. This is equivalent to 10.5p per 5p Ordinary share (2001 - 10.5p per 5p Ordinary share).

Research and Development

The Group actively reviews developments in its markets with a view to taking advantage of the opportunities available to maintain and improve its competitive position.

Directors and their Interests

The directors of the Company at 31st March 2002 all of whom have served throughout the year unless otherwise stated, together with their beneficial interests in the shares of the Company were:

	Ordinary Shares of 5p each	
	31st March 2002	1st April 2001
G.W. Gurry	2,982,182	2,982,182
The Gurry Family Trust	1,400,000	1,400,000
N.G. Clark	98,811	92,769
G.J. Bates	44,409	44,409
C.A. Gurry	405,061	405,061
R.J. Shashoua	64,371	64,371

Details of the share options granted to directors are disclosed in the Directors' Remuneration Report within note 5 to the financial statements.

There have been no changes in the directors' share interests or options between 1st April 2002 and 3rd June 2002. There are no contracts of significance in which the directors have an interest.

Report OF THE DIRECTORS

Substantial Shareholdings
Other than the directors' interests shown on page 6 the Company has been advised of the following substantial holdings as at 3rd June 2002:

M & G Investment Management Ltd.	17.25%
Fidelity International Limited	9.01%
Standard Life Investments	4.91%

Payment of Creditors
It is the Company's policy to negotiate payment terms with its suppliers in all sectors and to ensure that they know the terms on which payment will take place when the business is agreed. It is our policy to abide by these terms. The Company has no trade creditors outstanding at the end of the financial year and therefore the Company's practice in respect of the year with regard to its payment of creditors, as defined by the Companies Act 1985, has been zero days.

Annual General Meeting
The notice of the Annual General Meeting sets forth resolutions for the customary Ordinary Business and also Special Business comprising one Ordinary Resolution and one Special Resolution relating to the following matters:

Ordinary Resolution
The renewal of the authority granted at the Annual General Meeting of the Company held on 1st August 2001 for the Company to purchase its own shares.

Special Resolution
The renewal of the authority granted at the Annual General Meeting of the Company held on 1st August 2001 for the directors to allot shares free of statutory pre-emption rights up to a nominal amount of £36,500.

Disabled Employees
The Company makes every reasonable effort to ensure that disabled employees receive equal opportunities and are not discriminated against on the grounds of their disability.

Employee Involvement
The Company encourages employees to participate directly in the success of the business through a free flow of information and ideas.

Auditors
A resolution to re-appoint Baker Tilly, Chartered Accountants, auditors of the Company, will be put to the members at the Annual General Meeting.

By order of the Board
N.G. Clark
Secretary; 17th June 2002

Corporate GOVERNANCE

Principles of Good Governance

Directors

The Group is led and controlled by an effective Board, which comprises four executive directors and one independent non-executive director.
George Gurry performs the roles of both Chairman and Chief Executive, although the close involvement in all operational matters of the other executive directors ensures that there is an appropriate balance of power and authority.
Board meetings are held on a regular basis and all directors participate in the key areas of decision making, including the appointment of new directors, although there is no separate nomination committee due to the current size of the Board. The Board receives timely information on all material aspects about the Group to enable it to discharge its duties.
There is no agreed formal procedure for the directors to take independent professional advice at the Company's expense.
All directors except for George Gurry submit themselves for re-election at the Annual General Meeting at regular intervals.
There are no specific terms of appointment for non-executive directors.

Directors' Remuneration

The Remuneration Committee consists of the Chairman and Finance Director who are responsible for considering and approving the terms of service, remuneration, bonuses, share options and other benefits of all directors. This is done having regard to the size and nature of the business and the importance of retaining and motivating management. No director has a service contract with the Company and there are no formal bonus schemes in force.
Details of the remuneration of each director are set out in Note 5 to the financial statements.

Relations with Shareholders

The Chairman, Finance Director and Business Development Director are the Company's principal spokesmen with investors, fund managers, the press and other interested parties.
At the Annual General Meeting, private investors are given the opportunity to question the Board and to meet them afterwards.

Accountability and Audit

The Board believes that it presents a balanced and understandable assessment of the Group's position and prospects.
Due to the current size of the Board, the Company does not have an Audit Committee.
The Finance Director is responsible for reviewing the scope and results of the audit and its cost effectiveness and the independence and objectivity of the auditors.

Internal Controls

The Combined Code specifies that the directors should at least annually conduct a review of the effectiveness of the Group's system of internal controls and should report to shareholders that they have done so. This extended the previous requirement in respect of internal financial controls to cover all controls including financial, operational, compliance and risk management.
The Group maintains systems of internal control to safeguard the shareholders' investment and the Group's assets, and to facilitate the effective and efficient operation of the Group. These systems enable the Group to respond appropriately and in a timely fashion, to significant business, operational, financial, compliance and other risks which may otherwise prevent the achievement of the Group's objectives. The Board has yet to carry out a full formal assessment of all business risks in line with published guidance by the Turnbull Committee and is therefore unable to state that it has adhered fully to the guidance on internal controls. However, the Board recognises that the Group operates in highly competitive markets that can be affected by factors and events outside its control and accordingly, a review of certain financial, operational and compliance risks covering both the UK and overseas businesses was undertaken during the year. The Board is committed to reducing risks arising, wherever possible and therefore intends to expand the scope of this review during the forthcoming year.

The directors are also responsible for the Group's system of internal financial control. Although no system of internal financial control can provide absolute assurance against material misstatement or loss, the Group's systems are designed to provide the directors with reasonable assurance that problems are identified on a timely basis and dealt with appropriately. The key procedures that have been established and which are designed to provide effective internal financial control are as follows:

Management Structure - The Board of Directors meets regularly to discuss all material issues affecting the Group.
Investment Appraisal - The Group has a clearly defined framework for capital expenditure requiring approval by key personnel and the Board where appropriate.
Budgets and Forecasts - Budgets and forecasts are approved by the Board for each individual subsidiary and are reviewed regularly and updated where necessary throughout the year.

The Board has reviewed the effectiveness of the system of internal financial control as it has considered the major business risks and the control environment. No significant control deficiencies were reported during the year. No weaknesses in internal financial control have resulted in any material losses, contingencies or uncertainty.

Code of Best Practice

In implementing the principles of good governance in accordance with the above statements, the Company has complied throughout the year ended 31st March 2002 with the Code of Best Practice contained within the Combined Code in all respects other than those identified and explained above.

Going Concern

The directors have reasonable expectation that the Group and the Company have adequate resources to continue in operational existence for the foreseeable future. For this reason, they continue to adopt the going concern basis in preparing the financial statements.

Report
OF THE INDEPENDENT AUDITORS

To the members of CML Microsystems Plc
We have audited the financial statements on pages 10 to 25 which have been prepared under the accounting policies as set out on pages 14 and 15.

Respective Responsibilities of Directors and Auditors
The directors' responsibilities for preparing the Annual Report and the financial statements in accordance with applicable United Kingdom law and Accounting Standards are set out in the Statement of Directors' Responsibilities.
Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements, United Kingdom Auditing Standards and the Listing Rules of the Financial Services Authority ("the Listing Rules").
We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act. We also report to you if, in our opinion, the directors' report is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law or the Listing Rules regarding directors' remuneration and transactions with the Company and other members of the Group is not disclosed.
We review whether the statement on page 8 reflects the Company's compliance with the seven provisions of The Combined Code specified for our review by the Listing Rules and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.
We read the other information contained in the Annual Report and consider whether it is consistent with the audited financial statements. This other information comprises only the Report of the Directors, the Chairman's Statement and the Corporate Governance Statement. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. Our responsibilities do not extend to any other information.

Basis of Opinion
We conducted our audit in accordance with United Kingdom Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements and of whether the accounting policies are appropriate to the Group's circumstances, consistently applied and adequately disclosed.
We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion, we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion
In our opinion, the financial statements give a true and fair view of the state of affairs of the Company and the Group as at 31st March 2002 and of the Group's profit for the year then ended and have been properly prepared in accordance with the Companies Act 1985.

Baker Tilly
Chartered Accountants
Registered Auditors
London
17th June 2002

Group
PROFIT AND LOSS ACCOUNT
for the year ended 31st March 2002

	Notes		2002 £		restated 2001 £
Turnover	2		16,246,990		21,719,181
Cost of sales	3		(4,685,802)		(6,249,702)
Gross Profit			11,561,188		15,469,479
Distribution costs and administrative expenses	3		(10,184,213)		(10,904,035)
			1,376,975		4,565,444
Other operating income	3		211,391		193,147
Operating Profit			1,588,366		4,758,591
Interest receivable	6		512,611		565,792
Profit on Ordinary Activities before Taxation			2,100,977		5,324,383
Tax on profit on ordinary activities	7		(283,294)		(1,536,668)
Profit on Ordinary Activities after Taxation					
Parent company		979,291		374,596	
Subsidiary undertakings		838,392		3,413,119	
			1,817,683		3,787,715
Minority interests			11,362		12,522
Profit for the Financial Year			1,829,045		3,800,237
Proposed dividend	8		(1,535,313)		(1,534,054)
Retained Profit for the Year	20		293,732		2,266,183
Earnings per Share					
Basic	9		12.51p		26.28p
Diluted	9		12.33p		25.76p
Statement of Total Recognised Gains and Losses					
Profit for the financial year			1,829,045		3,800,237
Currency translation differences on foreign currency net investments			(31,014)		716,026
Total recognised gains and losses for year			1,798,031		4,516,263
Prior year adjustment	18		(516,000)		-
Total gains and losses recognised since last Report and Accounts			1,282,031		4,516,263

Turnover and operating profit in the current year and prior year all derive from continuing operations.

Group BALANCE SHEET
at 31st March 2002

	Notes	2002 £	2002 £	restated 2001 £	restated 2001 £
Fixed Assets					
Tangible assets	11		9,280,030		9,858,010
Current Assets					
Stocks	13	1,632,475		2,037,035	
Debtors	14	2,079,019		2,899,800	
Investments	15	9,207,284		8,733,468	
Cash at bank and in hand		2,566,071		2,172,795	
		15,484,849		15,843,098	
Creditors: Amounts falling due within one year	16	(3,576,990)		(4,778,060)	
Net Current Assets			11,907,859		11,065,038
Total Assets less Current Liabilities			21,187,889		20,923,048
Provisions for liabilities and charges	18		(531,684)		(530,000)
Net Assets			20,656,205		20,393,048
Capital and Reserves					
Called up share capital	19		730,901		730,501
Share premium account	20		3,237,277		3,225,877
Capital redemption reserve	20		254,730		254,730
Profit and loss account	20		16,433,297		16,170,579
Shareholders' Funds			20,656,205		20,381,687
Minority interests			-		11,361
			20,656,205		20,393,048

Approved by the Board on 17th June 2002 and signed on its behalf by

G.W. Gurry

N.G. Clark

Directors

Group
CASH FLOW STATEMENT
for the year ended 31st March 2002

	Notes	2002 £	2002 £	2001 £	2001 £
Net cash inflow from operating activities	24		2,932,146		5,759,281
Returns on investments and servicing of finance					
Interest received			512,611		565,792
Taxation					
UK corporation tax paid		(720,213)		(533,035)	
Overseas tax paid		(142,494)		(301,995)	
			(862,707)		(835,030)
Capital expenditure and financial investment					
Payments to acquire tangible fixed assets		(285,826)		(1,198,904)	
Proceeds from sale of tangible fixed assets		123,205		108,276	
			(162,621)		(1,090,628)
Equity dividends paid			(1,534,473)		(1,216,591)
Net cash inflow before financing			884,956		3,182,824
Financing					
Issue of ordinary share capital			11,800		438,357
Increase in cash	24		896,756		3,621,181

Company BALANCE SHEET
at 31st March 2002

	Notes	2002 £	2002 £	restated 2001 £	restated 2001 £
Fixed Assets					
Tangible assets	11		7,484,839		7,655,629
Investments	12		1,774,407		1,384,421
			9,259,246		9,040,050
Current Assets					
Debtors	14	2,256		4,129	
Cash at bank and in hand		122,177		43,058	
		124,433		47,187	
Creditors: Amounts falling due within one year	16	(1,764,525)		(2,555,453)	
Net Current Liabilities			(1,640,092)		(2,508,266)
Total Assets less Current Liabilities			7,619,154		6,531,784
Provisions for liabilities and charges	18		(626,279)		(530,000)
Net Assets			6,992,875		6,001,784
Capital and Reserves					
Called up share capital	19		730,901		730,501
Share premium account	20		3,237,277		3,225,877
Capital redemption reserve	20		254,730		254,730
Merger reserve	20		315,800		315,800
Profit and loss account	20		2,454,167		1,474,876
Shareholders' Funds			6,992,875		6,001,784

Approved by the Board on 17th June 2002 and signed on its behalf by

G.W. Gurry

N.G. Clark

Directors

Notes
TO THE FINANCIAL STATEMENTS

1 ACCOUNTING POLICIES

The financial statements have been prepared in accordance with applicable accounting standards.

The following accounting policies have been used consistently in dealing with items which are considered material in relation to the financial statements.

a Basis of accounting

The financial statements have been prepared under the historical cost convention.

b Turnover

Turnover represents the total amount receivable by the Group for sale of its products to third parties, excluding Value Added Tax.

c Basis of consolidation

These financial statements incorporate the financial statements of the Company and its subsidiary undertakings. No profit and loss account is presented for CML Microsystems Plc as provided by Section 230(3) of the Companies Act 1985.

d Goodwill

Purchased goodwill is capitalised, classified as an asset and amortised over its useful economic life. Prior to the introduction of FRS 10, "Goodwill and Intangible Assets", the Group's policy for goodwill arising on acquisition of a subsidiary undertaking was to write it off directly against reserves.

e Depreciation

Tangible fixed assets are being written off by annual instalments over their estimated useful lives as follows:

Freehold and long leasehold premises		-2% straight line
Short leasehold premises		-period of the lease
Plant and equipment:	Fixtures and fittings	-20% reducing balance
	Other equipment	-20% & 25% straight line
Motor vehicles		-25% straight line

f Stocks

Stocks are valued on a first in, first out basis and are stated at the lower of cost and net realisable value. In respect of work in progress and finished goods, cost comprises direct materials, direct labour and a proportion of overhead expenses appropriate to the business.

g Deferred taxation

The group's accounting policy for deferred tax was changed during the year in order to comply with FRS19.

In previous years, deferred taxation was provided to the extent that it was considered, with reasonable probability, that a liability would become payable within the foreseeable future.

Deferred tax is now recognised in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events that result in an obligation to pay more tax in the future or a right to pay less tax in the future have occured at the balance sheet date. Timing differences are differences between the group's taxable profits and its results as stated in the financial statements.

Deferred tax is measured at the average tax rates that are expected to apply in the periods in which timing differences are expected to reverse, based on tax rates and laws that have been enacted or substantially enacted by the balance sheet date. Deferred tax is measured on a non-discounted basis.

The current year and comparative results in the financial statements have been restated to reflect this new policy.

h Foreign currencies

Assets and liabilities denominated in foreign currencies are translated at the rates of exchange ruling at the balance sheet date. Transactions in foreign currencies are recorded at the rates ruling at the date of the transactions. All differences are taken to the profit and loss account.

The financial statements of the overseas subsidiaries are translated into sterling at the rate of exchange ruling at the balance sheet date. Translation differences are dealt with through reserves.

i Research and development

Research and development expenditure is charged to the profit and loss account when it is incurred.

j Investments

Fixed asset investments are stated at cost less any provision for diminution in value. Investments held as current assets are stated at the lower of cost and net realisable value.

Notes
TO THE FINANCIAL STATEMENTS continued

k Pensions

Contribitions to defined contribution schemes are charged to the profit and loss account as incurred.

The expected cost of pensions in respect of the Group's defined benefit pension scheme is charged to the profit and loss account so as to spread the cost of pensions over the service lives of employees in the scheme. Variations from the regular cost are spread over the remaining service lives of current employees in the scheme.

l Operating leases

Rental payments under operating leases are charged to the profit and loss account on a straight line basis.

2 TURNOVER

The turnover for the year derives from the same class of business as noted in the report of the directors.

	2002 £	2001 £
Geographical classification of turnover:		
United Kingdom	1,374,682	1,718,989
Europe	4,701,720	6,017,576
Far East	6,511,430	7,894,253
Americas	2,073,938	4,415,471
Others	1,585,220	1,672,892
	16,246,990	21,719,181

Further segmental information has not been given since in the opinion of the directors, this might be seriously prejudicial to the commercial interests of the Group.

3 OPERATING PROFIT

Operating profit is stated after charging or crediting:	2002 £	2002 £	2001 £	2001 £
Cost of Sales				
Depreciation		158,467		198,432
Distribution costs		1,955,496		2,277,504
Administrative expenses				
Depreciation	609,715		988,420	
Auditors' remuneration	87,841		79,735	
Auditors' non audit fees	33,000		20,600	
Rentals under operating leases:				
Land and buildings	99,449		93,058	
Other operating leases	-		2,669	
Research and development	1,942,455		2,033,763	
Other expenses	5,456,257		5,408,286	
		8,228,717		8,626,531
		10,184,213		10,904,035
Other operating income:				
Profit on sale of tangible fixed assets		28,924		68,033
Other income		182,467		125,114
		211,391		193,147

4 EMPLOYEES

	2002	2001
	£	£
Staff costs, including directors, during the year amounted to:		
Wages and salaries	6,589,965	6,670,205
Social security costs	710,797	609,809
Other pension and health care costs	862,062	1,070,468
	8,162,824	8,350,482

The average number of employees, including directors, during the year was:	2002	2001
	No.	No.
Administration	35	35
Engineering	56	54
Manufacturing	82	93
Selling	32	29
	205	211

5 DIRECTORS' EMOLUMENTS AND DIRECTORS' REMUNERATION REPORT

	2002	2001
Directors' emoluments	£	£
Remuneration (including fees)	771,067	761,438
Pension contributions - defined benefit scheme	58,240	48,160
	829,307	809,598

Individual directors' remuneration

	2002				2001			
	Salary	Benefits in kind	Pension contributions	Total	Salary	Benefits in kind	Pension contributions	Total
	£	£	£	£	£	£	£	£
G.W. Gurry	142,000	13,783	-	155,783	142,000	12,627	-	154,627
N. G. Clark	230,000	36,041	25,760	291,801	230,000	34,002	23,520	287,522
G. J. Bates	155,000	29,197	17,360	201,557	155,000	24,217	16,240	195,457
C. A. Gurry	135,000	14,046	15,120	164,166	135,000	12,592	8,400	155,992
R.J. Shashoua	16,000	-	-	16,000	16,000	-	-	16,000
	678,000	93,067	58,240	829,307	678,000	83,438	48,160	809,598

Pension schemes

The Group operates several pension schemes throughout the United Kingdom and overseas in which some of the directors are included. Full details of these schemes are given in note 10 to the financial statements. The number of directors who were members of pension schemes operated by the Company was:

	2002	2001
	No.	No.
Money Purchase Scheme	4	4
Defined Benefit Scheme	3	3

The amount of accrued pension in respect of N.G. Clark, the highest paid director at the end of the year, was £83,109 (2001 £69,708). There is no accrued lump sum.

5 DIRECTORS' EMOLUMENTS AND DIRECTORS' REMUNERATION REPORT *(continued)*

Share options

Options are granted at an exercise price not less than the market price on the last dealing day prior to the date of grant and, under normal circumstances, remain exercisable between the third and seventh anniversaries of the date of grant. The share option schemes cover all Group employees, not just the directors. Further details are provided in note 19 to the financial statements.

Share options	Number of options at 1st April 2001	Exercised during year	Granted during the year	Number of options at 31st March 2002	Exercise price	Market price at date of exercise	Exercise date
G. W. Gurry	-	-	-	-	-	-	-
N. G. Clark	20,000	-	-	20,000	£1.47½	-	26th June 2000 to 25th May 2004
	15,000	-	-	15,000	£2.92½	-	14th June 2003 to 13th May 2007
G. J. Bates	15,000	-	-	15,000	£2.92½	-	14th June 2003 to 13th May 2007
R. J. Shashoua	-	-	-	-	-	-	-
C. A. Gurry	15,000	-	-	15,000	£1.47½	-	26th June 2000 to 25th May 2004
	15,000	-	-	15,000	£2.92½	-	14th June 2003 to 13th May 2007
	80,000	-	-	80,000			

The market price of the Company's shares on 31st March 2002 was 297.5p (2001 - 625p) and the range for the year was 660p to 212.5p.

6 INTEREST RECEIVABLE

	2002 £	2001 £
Bank interest	512,611	565,792

7 TAX ON PROFIT ON ORDINARY ACTIVITIES

(a) Analysis of charge in period

		2002 £		Restated 2001 £
Current tax				
UK corporation tax on profits of the period	443,576		914,983	
Adjustment in respect of previous periods	-		-	
		443,576		914,983
Foreign tax on (losses)/profits of the period		(161,966)		614,130
Total current tax (note 7(b))		281,610		1,529,113
Deferred tax				
Origination and reversal of timing differences		1,684		7,555
Tax on profit on ordinary activities		283,294		1,536,668

7 **TAX ON PROFIT ON ORDINARY ACTIVITIES** (continued)

(b) Factors affecting the charge for period

Tax assesed for the period is lower than the standard rate of corporation tax in the UK (30%). The differences are explained below	2002 £	2001 £
Profit on ordinary activities before tax	2,100,977	5,324,383
Profit on ordinary activities multiplied by the standard rate of corporation tax in the UK of 30% (2001: 30%)	630,293	1,597,315
Effects of:		
(Income not taxable)/Expenses not deductable for tax purposes	(37,470)	141,465
Capital allowances in excess of depreciation	(11,990)	(2,414)
Research and development tax credit	(257,171)	(251,108)
Higher tax rates on earnings in the USA	(21,666)	63,424
Lower tax rates on earnings in Singapore	(14,343)	(30,982)
Reduction in tax rate from small companies rate	(5,000)	(5,000)
Adjustments to tax charge in respect of previous periods	(1,043)	16,413
Current tax charge for period (note 7(a))	281,610	1,529,113

8 **PROPOSED DIVIDEND**

	2002 £	2001 £
10.5p per Ordinary share of 5p (2001 - 10.5p per Ordinary share of 5p)	1,535,313	1,534,054

9 **EARNINGS PER ORDINARY SHARE**

The calculation of basic earnings per share is based on the earnings attributable to ordinary shareholders, divided by the weighted average number of shares in issue during the year.

The calculation of diluted earnings per share is based on the basic earnings per share, adjusted to allow for the issue of shares on the assumed conversion of all dilutive options.

Reconciliation of the earnings and weighted average number of shares used in the above calculations is set out below:

	Earnings 2002 £	Weighted average number of shares 2002	Earnings per share 2002 p	Earnings 2001 £	Weighted average number of shares 2001	Earnings per share 2001 p
Basic earnings per share	1,829,045	14,615,029	12.51	3,800,237	14,460,886	26.28
Diluted earnings per share						
Basic earnings per share	1,829,045	14,615,029	12.51	3,800,237	14,460,886	26.28
Dilutive effect of share options	-	212,816	(0.18)	-	289,577	(0.52)
Diluted earnings per share	1,829,045	14,827,845	12.33	3,800,237	14,750,463	25.76

10 **PENSIONS**

The Group has continued to account for pensions in accordance with SSAP 24. The disclosures given below are those required by that standard. FRS 17 Retirement Benefits was issued in November 2000 but will not be fully mandatory for the Group and the Company until the year ended 31st March 2004. Prior to this, phased transitional disclosures are required. The required disclosures are shown below.

The Group operates several pension schemes in the UK and the US. The majority of the Group's employees in the UK are members of a defined benefit scheme and the majority of the Group's employees in the US are in a 401(k) trustee profit sharing plan. All schemes are administrated by Trustees and are independent of the Group's finances.

An independent actuarial valuation of the defined benefit scheme in the UK at 6th April 1999, using the projected unit method, disclosed assets with a market value of £5,923,172, equivalent to 88% of the accrued liabilities, after allowing for expected future increases in earnings. The main actuarial assumptions used were: Investment return 6.5% p.a.; General growth in salaries 6.0% p.a.; Pensions accrued prior to 6th April 1997 will increase in payment at 3.0% p.a. compound; Pensions accrued from 6th April 1997 will increase in payment in line with the Retail Prices Index, subject to a maximum of 5.0% p.a. compound and a minimum of 3.0% p.a. compound. As at 6th April 2000 the Minimum Funding Requirement ("MFR") calculation showed a funding level of 120%.

10 PENSIONS (continued)

The total contributions to the scheme over the year amounted to £436,697 (2001 - £713,017).
The next full triennial actuarial valuation is due as at 6th April 2002 but the final results are not yet available.

Pension costs	2002 £	2001 £
UK defined benefit pension scheme:		
Regular cost	436,697	513,017
Variations from regular cost	-	200,000
Total UK defined benefit pension cost	436,697	713,017
UK defined contribution pension cost	50,426	14,600
US 401(k) profit sharing plan	171,412	173,058
	658,535	900,675

Pension disclosures under FRS 17

The Group operates a defined benefit scheme in the UK. An interim actuarial valuation was carried out as at 6th April 2001 which has been updated to 31st March 2002 by a qualified independent actuary. This valuation indicated that the value of the scheme's assets as at that date represented 114% of the value of the scheme's liabilities on the MFR basis. The major assuptions used by the actuary were (in nominal terms):

	2002
Pensionable salary growth	3.00%
Pension escalation in payment (Limited Price Indexation with a minimum of 3%)	3.00%
Discount rate	6.00%
Inflation assumption	2.75%

The scheme has now been closed to new members and employees have the option of joining a defined contribution scheme. Under the projected unit method of valuation, the current service cost will increase as members approach retirement.
The assets in the scheme and the expected rates of return were:

	2002 Value £	Expected rate of return %
Equities	4,780,000	7.25
Bonds (including Gilts)	1,820,000	5.75
Property	670,000	7.25
Cash	230,000	4.00
Total market value of assets	7,500,000	
Present value of scheme liabilities	(7,900,000)	
Deficit in the scheme	(400,000)	
Related deferred tax asset	120,000	
Net pension liability	(280,000)	

The net pension liability shown above has not been included in the primary statements.
The actuary confirmed in May 2002 that the scheme's MFR solvency level as at 31st March 2002 will be similar to that as at 6th April 2001 (i.e. 114%).

Notes
TO THE FINANCIAL STATEMENTS
continued

11 TANGIBLE FIXED ASSETS

	Freehold Land and Buildings £	Long Leasehold Land and Buildings £	Short Leasehold Buildings £	Plant and Equipment £	Motor Vehicles £	TOTAL £
Group						
Cost						
At 1st April 2001	7,754,142	1,485,471	17,753	9,760,619	663,114	19,681,099
Additions	1,677	-	-	200,406	83,743	285,826
Disposals	(60,000)	-	-	(391,836)	(96,498)	(548,334)
Exchange difference	(1,381)	-	-	(4,451)	(147)	(5,979)
At 31st March 2002	7,694,438	1,485,471	17,753	9,564,738	650,212	19,412,612
Depreciation						
At 1st April 2001	843,438	266,665	10,999	8,441,073	260,914	9,823,089
Charge for the year	114,401	25,047	2,860	466,844	159,030	768,182
Relating to disposals	-	-	-	(387,225)	(66,828)	(454,053)
Exchange difference	(696)	-	-	(3,899)	(41)	(4,636)
At 31st March 2002	957,143	291,712	13,859	8,516,793	353,075	10,132,582
Net Book Value						
At 31st March 2002	6,737,295	1,193,759	3,894	1,047,945	297,137	9,280,030
At 31st March 2001	6,910,704	1,218,806	6,754	1,319,546	402,200	9,858,010

	Freehold Land and Buildings £	Long Leasehold Land and Buildings £	TOTAL £
Company			
Cost			
At 1st April 2001	6,898,906	1,485,471	8,384,377
Additions	1,677	-	1,677
Disposals	(60,000)	-	(60,000)
At 31st March 2002	6,840,583	1,485,471	8,326,054
Depreciation			
At 1st April 2001	462,083	266,665	728,748
Charge for the year	87,420	25,047	112,467
Relating to disposals	-	-	-
At 31st March 2002	549,503	291,712	841,215
Net Book Value			
At 31st March 2002	6,291,080	1,193,759	7,484,839
At 31st March 2001	6,436,823	1,218,806	7,655,629

12 FIXED ASSET INVESTMENTS

	Group 2002 £	Group 2001 £	Company 2002 £	Company 2001 £
Investment in subsidiary undertakings:				
Cost				
At 1st April 2001 and 31st March 2002	-	-	1,222,973	1,222,973
Advances to subsidiary undertakings				
At 1st April 2001	-		161,448	163,798
Increase/(Reduction) in advances	-	-	389,986	(2,350)
At 31st March 2002	-	-	551,434	161,448
Net Book Value				
At 31st March 2002	-	-	1,774,407	1,384,421

Details of the principal subsidiary undertakings of the Company are as follows:

Name	Country of incorporation	Percentage held		Holding
CML Microcircuits (UK) Limited (formerly *Consumer Microcircuits Limited*)	England	100%	*Trading in England*	Direct
CML Microcircuits (USA) Inc. (formerly MX-COM INC.)	U.S.A.	100%	Trading in U.S.A.	Direct
Integrated Micro Systems Limited	England	100%	Trading in England	Direct
CML Microcircuits (Singapore) Pte Ltd	Singapore	100%	Trading in Singapore	Direct
Radio Data Technology Limited	England	100%	Trading in England	Direct

All of the above companies are involved in the design, manufacture and marketing of specialised electronic devices for *use in the telecommunications, radio and data communications industries.*

13 STOCKS

	Group 2002 £	Group 2001 £
Raw materials	1,031,500	1,160,837
Work in progress	250,714	292,177
Finished goods	350,261	584,021
	1,632,475	2,037,035

14 DEBTORS

	Group 2002 £	Group 2001 £	Company 2002 £	Company 2001 £
Amounts falling due within one year:				
Trade debtors	1,643,414	2,603,810	-	-
Other debtors	63,308	50,625	2,256	4,129
Corporation Tax recoverable	270,376	106,502	-	-
Prepayments and accrued interest	101,921	138,863	-	-
	2,079,019	2,899,800	2,256	4,129

15 CURRENT ASSET INVESTMENTS

	Group 2002 £	Group 2001 £	Company 2002 £	Company 2001 £
Bank and Certificates of Deposit	9,207,284	8,733,468	-	-

16 CREDITORS

Amounts falling due within one year	Group 2002 £	Group 2001 £	Company 2002 £	Company 2001 £
Trade creditors	763,101	1,339,128	-	-
Amounts owed to group undertakings	-	-	-	769,287
Dividends payable	1,534,894	1,534,054	1,534,894	1,534,054
Corporation tax	303,497	720,720	88,208	61,842
Other taxation and social security costs	466,796	411,261	97,860	99,121
Other creditors	98,998	146,476	25,065	79,053
Accruals and deferred income	409,704	626,421	18,498	12,096
	3,576,990	4,778,060	1,764,525	2,555,453

17 DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS

Financial Instruments

The Group's financial instruments comprise cash balances, current asset investments and items such as trade debtors and trade creditors that arise directly from its operations.
Financial instruments such as investments in and advances to subsidiary undertakings and short term debtors and creditors have been excluded from the disclosures below.

The Group has little exposure to credit and cash flow risk. It is, and has been throughout the year under review, the Group's policy that no trading in financial instruments shall be undertaken.

The main risks arising from the Group's financial instruments are interest rate/liquidity risk and foreign currency risk. The policies for managing these risks are summarised below and have been applied throughout the year.

Interest Rate/Liquidity Risk

Cash balances are placed so as to maximise interest earned while maintaining the liquidity requirements of the business. The directors regularly review the placing of cash balances.

The gross overdraft facility provided by the Group's principal bankers is £500,000 which is subject to renewal on 16th February 2003.

Foreign Currency Risk

The Group has overseas operations in the USA and Singapore. As a result, the Group's sterling balance sheet could be affected by movements in the US dollar and Singapore dollar to sterling exchange rates. The Group has no significant currency exposure generating gains or losses within the profit and loss account. Foreign currency assets and liabilities generate no gain or loss in the profit and loss account because they are denominated in the currency of the Group operation to which they belong. At 31st March 2002, the Group had net monetary assets denominated in foreign currencies of £7.96 million (2001 £8.10 million), approximately 87% (2001 89%) of which were denominated in US dollars.

Financial Assets

	Floating Rate 2002 £	2001 £
Sterling	4,903,948	4,938,428
US Dollar	6,179,005	5,406,985
Singapore Dollar	690,402	560,850
	11,773,355	10,906,263

The floating rate assets consist of short term cash deposits.
The fair value of the Group's financial assets are considered to be the same as this carrying value.

Financial Liabilities

The Group has no financial liabilities, other than short term creditors.

18 PROVISIONS FOR LIABILITIES AND CHARGES

Provision for deferred taxation is:	Group		Company	
	2002	2001	2002	2001
	£	£	£	£
Accelerated capital allowances	564,447	530,000	627,779	530,000
Other timing differences	(32,763)	-	(1,500)	-
	531,684	530,000	626,279	530,000
Provision at 1st April 2001 as originally reported	530,000	6,445	530,000	-
Prior year adjustment	-	516,000	-	530,000
Provision at 1st April 2001 as restated	530,000	522,445	530,000	530,000
Deferred tax charged in profit and loss account for year (note 7)	1,684	7,555	96,279	-
Provision at 31st March 2002	531,684	530,000	626,279	530,000

The prior year adjustment arises on the adoption of Financial Reporting Standard 17 which requires full provision to be made for deferred tax assets and liabilities arising from timing differences. In previous years, deferred tax had been provided on timing differences only to the extent that it was considered, with reasonable probability, that a liability would become payable within the forseeable future.
The effect of the change in accounting policy was to reduce shareholders' funds in the group by £516,000 and the company by £530,000 with no material impact on the tax on profit on ordinary activities.

19 SHARE CAPITAL

	2002	2001
	£	£
Authorised		
25,000,000 Ordinary shares of 5p each (2001 - 25,000,000 Ordinary shares of 5p each)	1,250,000	1,250,000
Issued		
14,618,029 Ordinary shares of 5p each (2001 - 14,610,029 Ordinary shares of 5p each)	730,901	730,501

During the year 8,000 Ordinary Shares of 5p each were issued for a total consideration of £11,800 as a result of employees exercising share options.

Share options

On 28th July 1993 the Company approved at the Annual General Meeting a share option scheme with 1,835,000 Ordinary shares of 5p each available for issue. At 31st March 2002 options had been granted on 1,261,815 Ordinary shares of 5p each (2001- 1,261,815 Ordinary shares of 5p each) from the scheme.
On the 2nd August 2000 the Company approved at the Annual General Meeting a second scheme, which was United Kingdom Inland Revenue Approved. At 31st March 2002 options had been granted on 245,735 Ordinary Shares of 5p each from the scheme (2001- 245,735 Ordinary shares of 5p each).
Under the two schemes the Company has the authority to grant options over up to 10% of the issued share capital.
The number of shares over which options remained in force at the year end and their exercise period and price was:

	Ordinary Shares of 5p each	
	2002	2001
	No.	No.
From 22nd November 1998 to 23rd October 2002 at £1.20	4,000	4,000
From 26th June 2000 to 25th May 2004 at £1.47°	109,088	117,621
From 10th August 2002 to 9th July 2006 at £0.95	25,000	25,000
From 14th June 2003 to 13th May 2007 at £2.92°	356,895	407,845

20 RESERVES

	Group 2002	Group 2001	Company 2002	Company 2001
	£	£	£	£
Share premium account				
At 1st April 2001	3,225,877	2,802,379	3,225,877	2,802,379
Issue of Ordinary Shares of 5p each	11,400	423,498	11,400	423,498
At 31st March 2002	3,237,277	3,225,877	3,237,277	3,225,877
Capital redemption reserve				
At 1st April 2001 and 31st March 2002	254,730	254,730	254,730	254,730
Merger reserve				
At 1st April 2001 and 31st March 2002	-	-	315,800	315,800
Profit and loss account				
At 1st April 2001	16,170,579	13,704,370	1,474,876	3,164,334
Prior year adjustment	-	(516,000)	-	(530,000)
At 1st April 2001 restated	16,170,579	13,188,370	1,474,876	2,634,334
Translation exchange difference	(31,014)	716,026	-	-
	16,139,565	13,904,396	1,474,876	2,634,334
Retained profit/(loss) for the year	293,732	2,266,183	979,291	(1,159,458)
At 31st March 2002	16,433,297	16,170,579	2,454,167	1,474,876

At 31st March 2002, cumulative goodwill written off against Group reserves amounted to £545,726 (2001 - £545,726)

Reconciliation of movements in equity shareholders' funds

	Group 2002	Group 2001	Company 2002	Company 2001
	£	£	£	£
Total recognised gains and losses relating to the year	1,798,031	4,516,263	2,514,604	374,596
Prior year adjustment	-	(516,000)	-	(530,000)
Total gains and losses recognised since last Report and Accounts	1,798,031	4,000,263	2,514,604	(155,404)
Dividends proposed	(1,535,313)	(1,534,054)	(1,535,313)	(1,534,054)
	262,718	2,466,209	979,291	(1,689,458)
New share capital subscribed	11,800	438,357	11,800	438,357
Net increase/(decrease) in shareholders' funds	274,518	2,904,566	991,091	(1,251,101)
Opening shareholders' funds	20,381,687	17,477,121	6,001,784	7,252,885
Closing shareholders' funds	20,656,205	20,381,687	6,992,875	6,001,784

21 CAPITAL COMMITMENTS

Capital commitments which have been contracted for but for which no provision has been made in these financial statements are £nil (2001 - £nil).

22 CONTINGENT LIABILITIES

The Company has given guarantees to third parties amounting to £100,000 (2001 - £100,000).

23 OPERATING LEASE COMMITMENTS

At 31st March 2002 the Group was committed to make the following payments during the next year in respect of operating leases.

	Land and Buildings		Other	
	2002	2001	2002	2001
	£	£	£	£
Leases which expire within 1 year	-	-	-	2,669
Leases which expire within 2 to 5 years	83,827	65,562	-	-
Leases which expire after 5 years	34,635	36,414	-	-
	118,462	101,976	-	2,669

24 NOTES TO THE GROUP CASH FLOW STATEMENT

	2002	2001
	£	£
Reconciliation of operating profit to net cash inflow from operating activities.		
Operating profit	1,588,366	4,758,591
Depreciation	768,182	1,186,852
Profit on sale of tangible fixed assets	(28,924)	(68,033)
Decrease/(increase) in stocks	404,560	(355,745)
Decrease/(increase) in debtors	984,649	(90,139)
(Decrease)/increase in creditors	(784,687)	327,755
Net cash inflow from operating activities	2,932,146	5,759,281

Reconciliation of net cash flow to movement in funds.	2002	2001
	£	£
Increase in cash in the year	896,756	3,621,181
Translation difference	(29,664)	433,900
Movement in funds in the year	867,092	4,055,081
Funds at 1st April 2001	10,906,263	6,851,182
Funds at 31st March 2002	11,773,355	10,906,263

Analysis of changes in funds.	Funds at 1st April 2001	Cashflow	Exchange movement	Funds at 31st March 2002
	£	£	£	£
Cash at bank and in hand	2,172,795	399,186	(5,910)	2,566,071
Current asset investments	8,733,468	497,570	(23,754)	9,207,284
Total	10,906,263	896,756	(29,664)	11,773,355

25 LISTINGS

CML Microsystems Plc Ordinary shares are traded on the Official List of the London Stock Exchange. They are also traded in the form of American Depositary Shares ("ADS's") as evidenced by American Depositary Receipts ("ADR's") in the United States on the over-the-counter market. The ADR's are administered by The Bank of New York, American Depositary Receipts Department, 22nd Floor, 101 Barclay Street, New York, NY 10286.
(SEAQ number: *11508#: CUSIP Number: 125822 20 5).

26 APPROVAL OF FINANCIAL STATEMENTS

These financial statements were formally approved by the Board of Directors on 17th June 2002.

Results IN US DOLLARS

UNDER UK ACCOUNTING PRINCIPLES

	2002 $	restated 2001 $
Revenue	23,135,714	30,878,160
Income before tax	2,991,791	7,569,675
Net Income per ADR	$0.36	$0.75
Assets		
Cash	16,765,257	15,505,434
Accounts receivable	2,340,222	3,701,837
Inventories	2,324,644	2,896,053
Prepaid expenses	145,136	197,422
Other receivables	475,166	223,387
Total current assets	22,050,425	22,524,133
Property, plant and equipment	13,214,763	14,015,133
Total assets	35,265,188	36,539,266
Liabilities		
Accounts payable	1,086,656	1,903,838
Other accounts payable and accrued expenses	1,389,109	1,683,517
Income taxes	432,180	1,024,648
Dividends proposed and accrued	2,185,689	2,180,965
Total current liabilities	5,093,634	6,792,968
Deferred income taxes	757,118	753,501
Total liabilities	5,850,752	7,546,469
Shareholders' equity		
Ordinary shares	1,040,803	1,038,553
Share premium	4,609,882	4,586,229
Capital redemption reserve	362,736	362,150
Retained earnings	23,401,015	22,989,712
Total shareholders' equity	29,414,436	28,976,644
Total liabilities and shareholders' equity	35,265,188	36,523,113

The exchange rate used to translate the 2002 figures is that ruling at the 2002 balance sheet date £1 = $1.4240 (2001 - £1 = $1.4217).

Results
IN US DOLLARS

UNDER US ACCOUNTING PRINCIPLES

Reconciliation to US Accounting Principles

The following is a summary of the estimated adjustments to profit and shareholders' funds which would be required if US GAAP had been applied instead of UK GAAP.

Profit attributable to shareholders		restated		restated
	2002	2001	2002	2001
	£000	£000	$000	$000
Profit attributable to shareholders as reported in the Group profit and loss account	1,829	3,800	2,604	5,403
Estimated adjustments				
Goodwill amortisation	(13)	(13)	(19)	(18)
Estimated profit attributable to shareholders (net income) as adjusted to accord with US GAAP	1,816	3,787	2,585	5,385

Earnings	Per Share	Per Share	Per ADR	Per ADR
Primary	12.42p	26.01p	$0.35	$0.74

Shareholders' funds	2002	2001	2002	2001
	£000	£000	$000	$000
Shareholders' funds as reported in the Group balance sheet	20,656	20,382	29,414	28,977
Estimated adjustments				
Capitalisation of goodwill	546	546	778	776
Cumulative amortisation of goodwill	(127)	(114)	(181)	(162)
Dividends	1,535	1,534	2,186	2,181
Estimated Ordinary shareholders' equity as adjusted to accord with US GAAP	22,610	22,348	32,197	31,772

The following are the main differences between UK GAAP and US GAAP which have an effect on the presentation of the Group net income and shareholders' equity of CML Microsystems Plc.

a Goodwill

Under UK GAAP CML has in earlier years written off goodwill, representing the excess of cost over the fair value attributable to the net assets acquired, directly to reserves in the year of acquisition. US GAAP requires that goodwill be recorded on the balance sheet as an intangible asset. The goodwill is required to be amortised over its estimated useful life or a period not to exceed 40 years. For the purpose of US GAAP, CML is amortising goodwill on a straight line basis principally over 40 years.

b Proposed Final Dividends

Under UK GAAP, dividends proposed after the end of an accounting period in respect of that accounting period are deducted in arriving at retained earnings at the end of that period. US GAAP does not recognise proposed final dividends as a reduction of retained earnings as they are declared after the year end.

c Earnings per Ordinary Share

In CML's Group financial statements, basic earnings per Ordinary share are calculated on the net income basis and are computed using the weighted average number of Ordinary shares in issue during the year. Under US GAAP, primary earnings per share are computed using the weighted average number of Ordinary and Ordinary share equivalents outstanding during each year. Ordinary share equivalents include Ordinary shares issuable upon the exercise of share options.

An ADR is equal to two Ordinary shares of the Company.

Notice
OF ANNUAL GENERAL MEETING

Notice is hereby given that the Annual General Meeting of CML Microsystems Plc will be held at Five Lakes Hotel, Colchester Road, Tolleshunt Knights, Maldon, Essex, CM9 8HX on Wednesday 31st July 2002 at 12.00 noon to transact the following business:

ORDINARY BUSINESS

1 To receive and adopt the Company's financial statements and the reports of the directors and auditors for the year ended 31st March 2002.
2 To declare a dividend for the year ended 31st March 2002.
3 To re-elect N. G. Clark who retires from the Board by rotation.
4 To re-appoint Baker Tilly as auditors and authorise the directors to approve their remuneration.
5 To transact any other ordinary business.

SPECIAL BUSINESS

Ordinary Resolution

To consider, and if thought fit, pass the following resolution as an Ordinary Resolution:

To renew the authority as given in the general meeting on 1st August 2001 to the Company to make market purchases of the Ordinary shares of 5p each in the capital of the Company as follows:

That the Company be and is hereby authorised to make market purchases (within the meaning of Section 163 of the Companies Act 1985) of the Ordinary shares of 5p each in the capital of the Company provided that:

(i) the maximum number of Ordinary shares hereby authorised to be acquired is 2,191,500 shares representing approximately 15% of the current issued share capital;
(ii) the minimum price which may be paid for such shares is the nominal value of 5p per share;
(iii) the maximum price which may be paid for such shares is, in respect of a share contracted to be purchased on any day, an amount equal to 105 per cent of the average price of business done, as derived from the London Stock Exchange Daily Official List for the ten business days immediately preceding the day on which the share is contracted to be purchased;
(iv) the authority hereby conferred shall expire on the date of the next Annual General Meeting of the Company or the date fifteen months after the passing of this resolution (whichever shall be the earlier) unless and to the extent that such authority is renewed or extended prior to or on such date and
(v) the Company may make a contract to purchase its own shares under the authority which will or may be executed wholly or partly after the expiry of such authority and may make a purchase of its own shares in pursuance of any such contract.

Special Resolution

To consider, and if thought fit, pass the following resolution as a Special Resolution:

The powers of the directors pursuant to Section 95 of the Companies Act 1985 to allot equity securities (as defined by Section 94 of the Companies Act 1985) in the terms set out in Article 7 of the Company's Articles of Association as if Section 89(1) of the Companies Act did not apply to the allotment, be and are hereby renewed for a period commencing on the date of the passing of this Resolution and expiring on the date of the next Annual General Meeting of the Company or the date fifteen months after the passing of this resolution (whichever shall be the earlier) up to a nominal amount of £36,500.

Oval Park
Langford, MALDON
Essex CM9 6WG

By order of the Board
N.G. Clark Secretary
17th June 2002

General Notes

A member who is entitled to attend and vote at the Meeting is entitled to appoint a proxy to attend and vote in his stead.
A proxy need not also be a member of the Company. A proxy card is enclosed.
It is proposed to pay the dividend, if approved, on 2nd August 2002 to shareholders registered on 5th July 2002.

Shareholder
INFORMATION

CML Microsystems Plc Share Price - *for the year ended 31st March 2002*


£7
£6
£5
£4
£3
£2
Apr 2001
May 2001
Jun 2001
Jul 2001
Aug 2001
Sep 2001
Oct 2001
Nov 2001
Dec 2001
Jan 2002
Feb 2002
Mar 2002

FTSE 100 Index - *for the year ended 31st March 2002*


May 2001
Jun 2001
Jul 2001
Aug 2001
Sep 2001
Oct 2001
Nov 2001
Dec 2001
Jan 2002
Feb 2002
Mar 2002

TechMark Index - *for the year ended 31st March 2002*


May 2001
Jun 2001
Jul 2001
Aug 2001
Sep 2001
Oct 2001
Nov 2001
Dec 2001
Jan 2002
Feb 2002
Mar 2002

Financial Calendar

2002	
3rd July	Shares go ex dividend
31st July	Annual General Meeting
2nd August	Dividend payment date *(subject to approval at Annual General Meeting)*
30th September	Half-Year end
19th November	Anticipated date for Interim Results announcement
2003	
31st March	Year end
10th June	Anticipated date for preliminary announcement of Year end 31st March 2003 results

Contact Information

CML Microsystems Plc.
Oval Park
Langford
MALDON
Essex
CM9 6WG
England

Tel: +44 (0)1621 875500
Fax: +44 (0)1621 875606
e-mail: group@cmlmicroplc.com
Web: www.cmlmicroplc.com

CML Microcircuits
(UK) Ltd
COMMUNICATION SEMICONDUCTORS

CML Microcircuits (UK) Ltd
Oval Park - Langford - Maldon
Essex - CM9 6WG - England
Tel: [44] (0)1621 875500
Fax: [44] (0)1621 875600
e-mail: uk.sales@cmlmicro.com
www.cmlmicro.com

CML Microcircuits
(Singapore) Pte Ltd
COMMUNICATION SEMICONDUCTORS

CML Microcircuits (Singapore) Pte Ltd
No. 2 Kallang Pudding Road
#09-05/06 Mactech Industrial Building - Singapore
349307
Tel: [65] 7450426
Fax: [65] 7452917
e-mail: sg.sales@cmlmicro.com
www.cmlmicro.com

CML Microcircuits
(USA) Inc.
COMMUNICATION SEMICONDUCTORS

CML Microcircuits (USA) Inc.
4800 Bethania Station Road - Winston-Salem
NC 27105 - USA
Tel: [1] 336 744 5050
Fax: [1] 336 744 5054
e-mail: us.sales@cmlmicro.com
www.cmlmicro.com

Integrated
Micro-Systems
Limited
ASIC SOLUTIONS from CONCEPT to DEVICES

Integrated Micro Systems Limited
40 Riverside - Medway City Estate
Rochester - Kent ME2 4BP - England
Tel: [44] (0)1634 714200
Fax: [44] (0)1634 715258
e-mail: ims.sales@cmlmicro.com
www.ims.co.uk

RDT

Radio Data Technology Limited
10 and 11 Teber Place - Crittall Road
Witham - Essex - CM8 3YP - England
Tel: [44] (0)1376 501255
Fax: [44] (0)1376 501312
e-mail: sales@radiodata.co.uk
www.radiodata.co.uk

CML Microsystems Plc

Oval Park - Langford - Maldon - Essex - CM9 6WG - England
Telephone +44 (0)1621 875500 - Facsimile +44 (0)1621 875606
e-mail: group@cmlmicroplc.com - http://www.cmlmicroplc.com